China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

July 23, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
Form 8-K January 27, 2010
Filed January 28, 2010
File No. 000-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated June 22, 2012.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A (Amendment No. 1)
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

Staff Comment 1. Please refer to your response to our comment one. We believe you should revise your financial statements to correct the errors resulting from reserves set aside for product sales remaining in the distribution channel. Please amend your Form 10-K/A filed on April 15, 2011 and your September 30, 2011 Form 10-Q filed on November 14, 2011, accordingly.

Response: We have amended our Form 10-K/A filed on April 15, 2011 and our September 30, 2011 Form 10-Q filed on November 14, 2011 as requested to correct the errors resulting from reserves set aside for product sales remaining in the distribution channel.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 23, 2012

Note 5 Other Receivables, page F-11

Staff Comment 2. You indicated in your March 15, 2012 response to comment five of our February 29, 2012 letter that you intend to correct public disclosures regarding the sale of the Qitaihe City Assets. Until these corrected disclosures are reflected in publicly available amended filings, we continue to rely on the facts as publicly disclosed and believe recognition of the gain and accounts receivable prior to January 27, 2010 was not appropriate.

Response: We have corrected the disclosure regarding the Qitaihe City Assets by amending our Form 10-K/A filed on April 15, 2011 and our Form 8-K filed on January 28, 2010.

Staff Comment 3. The amended filing should also make the necessary corrections to the cash flow statement referenced in your response to comment four in your letter dated December 1, 2011.

Response: We have corrected the year ended December 31, 2009 cash flows statement presented in comparison to the year ended December 31, 2010 cash flows statement to properly reflect proceeds of $2,194,500 from the sale of the Qitaihe City land use rights received in 2009 as investing activities cash flows in the amended December 31, 2010 10-K/A. In addition, the 2009 cash flows statement now reflects a gross up of disbursement made of $5,423,830 in 2009 for the purchase of the Qitaihe land use rights and property and equipment. In the prior filing these proceeds had been erroneously categorized as cash flows from operating activities at a net amount of $3,746,926.

We have also added a noncash disclosure in the year ended December 31 2009 comparative cash flows statement related to proceeds from the sale of the Qitaihe land use rights and the sale to another party of equipment which totaled $5,942,426 and left a remainder of other receivables of $3,747,926, including $3,116,843 for Qitaihe City, at December 31, 2009 as now reflected in the December 31, 2009 comparative cash flows statement.

The December 31, 2010 cash flows statement has been corrected to reflect the final collection received from Qitaihe City of $3,116,843 and $631,083 from another party described in the preceding paragraph as cash flows from investing activities in the amended December 31, 2010 10-K/A. In the prior filing these proceeds had been erroneously categorized as cash flows from operating activities from the collection of other receivables of $3,746,926 by the Company in the first quarter of 2010.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer